Offering Statement for Flashpub, Inc

Flashpub Inc. ("Flashpub," the "Company," "we," or "us"), a California C Corporation incorporated on August 16th, 2017, is holding an offering raising up to $250,000 in the form of a SAFE (Simple Agreement for Future Equity).

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $100. The Company must reach its Target Offering Amount of $10,000 by September 30th, 2022 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED “RISK FACTORS”.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION.

THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at flashpub.io.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. **What is the name of the issuer?**
   Flashpub, Inc

   3077B Clairemont Dr, Ste 184

   San Diego, CA 92117

Eligibility

2. **The following are true for Flashpub, Inc**
   1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
   5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Nathan S Jacobs, PhD - CEO
   Dr. Jacobs joined as CEO of flashpub.io on Aug 1, 2019. His previous three years of employment were as CEO of flashpub.io (2019 to present) as primary workplace and currently has a joint appointment as a product manager at the University of California, Los Angeles (UCLA) which started in 2021. He has over a decade experience as a basic science researcher, got a B.S. in neuroscience from UCLA in 2008 and a PhD in neurobiology & behavior from UCI in 2015.

   Mateusz Sas - CTO
   Mr. Sas joined as the CTO of flashpub.io on Aug 1, 2019. His previous three years of employment were as CTO of flashpub.io (2019 to present) while also working as an independent software engineer contractor. He has half a decade of experience building mobile and web products for a variety of startups.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a cotrustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

   Nathan Jacobs
   Securities: 5,400,000
   Class: Common
   Voting Power: 75%

Mateusz Sas
Securities: 1,440,000
Class: Common
Voting Power: 20%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Flashpub empowers scientists to solve the world's biggest challenges with the world's smallest scientific articles called 'micropublications'. In a world where it costs millions of dollars to subscribe to academic journals, and thousands of dollars to publish each article, our platform creates a new way to share scientific discovery. Where it is free to read, free to publish, and expert crowds are harnessed to rapidly converge on important truths.

Each journal focuses on a specific field (e.g. Outbreak for infectious disease informatics). Micropublications are free to publish, free to read, free to review, and designed from the ground up to be easily connected, combined, and visualized. We've designed a powerful set of community focused micropublication workflows that bring together crowds of experts to collectively tackle urgent research challenges.

Competitive landscape:

Nearly all influential academic journals charge researchers to publish, read, or both. This business model has created extremely profitable businesses at the direct expense of scientific progress and integrity. The few platforms that have removed financial barriers (e.g. preprint servers) have explicitly removed peer review services and ensured that users can still publish in traditional journals. The prevailing models incentivize long, complex narratives that are not easily validated and do not benefit from frequent peer to peer interactions that produce trusted, reliable results.

Why us?

No financial barriers to publishing and reading ensures that emerging narratives in a scientific field are driven by organic, community interactions, not the ability to pay fees. We have created an expressive, rapid form of scientific communication that empowers researchers to actively lead their communities, rather than squabble over years old results.

Market opportunity & revenues:

The current academic publishing industry is massive - approximately $26 billion - but it is built on a lie. The purpose of an academic publisher is supposed to be disseminating publicly funded scientific discoveries far and wide, to connect research groups with public communications that accelerate global progress towards new discoveries, cures, and a better future. Yet the current market is based entirely on blocking access to the scientific literature with paywalls and article processing charges. Researchers pay to publish, pay to read, never see any royalties, and a majority of researchers world-wide are forced to illegally download articles to do their jobs.

Our market opportunity starts with the realization that this situation is unsustainable, unethical, and precludes a much larger and more exciting opportunity that fulfills the core responsibility of an academic publisher. Our market opportunity is facilitating scientific discovery.

Our services improve science, accelerate discovery, and increase the efficacy of global networks of researchers. Our services do not block participation, but increase it. Revenues are derived from individual research groups leading collaborative global challenges, as well as directly from funders supporting focused research in specific target areas.

There are now over 30 million researchers globally. Scientific research has become a top priority in almost every nation including developing countries. The scientific challenges looming have never been greater, from climate change to pandemics to artificial intelligence. There has never been a more important time in history to unshackle researchers and let innovation move at the speed of science.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and

the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Specific risks for companies in the academic publishing industry include high rates of failure of new journals and journal services, as well as long horizons for returns on investment. Typical growth curves do not follow exponential patterns, but are more linear or stepwise. We expect long, slow, steady, dependable growth averaged over many years.

This company is incorporated as a public benefit company, and is committed to pursuing a social mission of removing financial and other barriers to publishing and reading scientific results. This mission will be pursued alongside revenues, financial stability, and growth.

An acute risk of startups in this industry is adversarial action from large corporate competitors (e.g. RELX group) that have a long track record of aggressive legal, social, and other private maneuvers to undercut potentially disruptive technologies and companies. Legal costs may become a financial vulnerability in the future.

The company also specifically does not intend to pursue acquisition as a so-called "exit strategy". This will likely reduce any short term return on investment, while maintaining the independence and long term success of the company.

Investment in this company should consider a long term outlook, not short term returns.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new funds. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment*.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this

ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	10,000
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	250,000
Price Per Security	N/A - SAFE
Minimum Individual Purchase Amount	$100
Offering Deadline	September 30th, 2022
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Flashpub, Inc ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
   If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8. Note that the minimum amount is $10,000, the target amount is $10,000, and the maximum amount is $250,000.

8. How does the issuer intend to use the proceeds of this offering?
   Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Software development	80%	$8,000	60%	$150,000
Community development	20%	$2,000	20%	$50,000
Research & development	0%	$0	10%	$25,000
Marketing, Promotion & Sales	0%	$0	10%	$25,000
Total	100%	$10,000	100%	$250,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**
   In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In Flashpub's case, they will be managing their records on their own. Stock ownership is recorded in Flashpub's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.
10. **How can an investor cancel an investment commitment?**
   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.
11. **Can the company perform multiple closings or rolling closings for the offering?**
   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

   The securities will convert to common stock as a simple agreement for future equity (SAFE) with 20% discount and no valuation cap.

13. Do the securities offered have voting rights?

Voting Rights and Proxy:

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the designated Member of the Board of Directors to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm- commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer’s Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	9,000,000	6,840,000	Yes	No
Employee Stock Option Pool (ESOP)	1,000,000	0	No	NA

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities? Additional investors in subsequent fundraising rounds may dilute the value of offered securities. No other rights are diluted.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? Yes. The shares received after the SAFE converts are identical to all other securities of the issuer except that the shares being offered have the voting rights given to the designated member of the board of directors through proxy as noted above.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

    The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future: Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets. Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet. Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:
    1. Additional issuances of securities
    2. Issuer repurchases of securities
    3. A sale of the issuer or of assets of the issuer
    4. Transactions with related parties

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer: The company has no outstanding debts or loans.

24. What other exempt offerings has the Company conducted within the past three years? None.
25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. Any director or officer of the issuer;
    2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. Any immediate family members of any of the foregoing persons.

    No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?
    The issuer has piloted their technology in one scientific community as a private beta.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
    The issuer is in good financial condition to continue operating. The company is pre-revenue, but has successfully fundraised capital to reach critical milestones towards sustainability. Capital resources include 9 months of runway.
28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
    See attachments:
    See Exhibit A
29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or

more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    i. In connection with the purchase or sale of securities?
    ii. Involving the making of any false filing with the commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    i. In connection with the purchase or sale of any security?
    ii. Involving the making of any false filing with the Commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i. At the time of the filing this offering statement bars the person from:
        1. Association with an entity regulated by such commission, authority, agency or officer?
        2. Engaging in business of securities, insurance, or banking?
        3. Engaging in savings association or credit union activities?
    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
    ii. Places limitations on the activities, functions or operations of such person?
    iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
    ii. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

    Flashpub, Inc answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.
    The following documents are being submitted as part of this offering:
    Governance:
    Certificate of Incorporation: See Attached.

Corporate Bylaws: See Attached.

Opportunity:
Offering Page: See Exhibit B

Financials:
See Exhibit A

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: flashpub.io

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
- or the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

Financial Statements

Flashpub, Inc.

I, Nate Jacobs, the Founder and CEO of Flashpub, Inc. hereby certify that the financial statements of Flashpub, inc. and notes thereto for the periods January 1st, 2019 to September 1st 2021 included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by the principal executive officer of Flashpub, Inc. has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.202 (bb).

IN WITNESS THEREOF, this Principal Executive Officer's Financial statement Certification has been executied as of the 22 of November 2021.

flashpub.io

CA public benefit c-corp
hello@flashpub.io

Profit & Loss Statement

Jan - Dec 2020

INCOME	
Service contracts	$0
Sales	$0
Miscellaneous	$1,000.00
Equity investments	$35,000.00
Total	**$36,000.00**
EXPENDITURES	
Payroll (including payroll taxes)	$34600.46
Contractors & consultants	$71114.46
Software licenses and services	$2411.1
Office & admin	$4346.37
Advertising	$50.00
Travel	$1048.19
Miscellaneous	$125.00
Total Expenditures	***$113,695.58***

flashpub.io

Date: September 10, 2021

Balance Sheet	2020 prior year	2021 current year
Assets		
Current assets:	$12,391.00	$6,683.00
Cash	$12,391.00	$6,683.00
Accounts Receivable	-	$0.00
Prepaid expenses	-	$0.00
Inventory	-	$0.00
Total current assets	$12,391.00	$6,683.00
Property & Equipment	$0.00	$0.00
Charity	$0.00	$0.00
Total Assets	**$12,391.00**	**$6,683.00**
Liabilities		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Unearned revenue	$0.00	$0.00
Total current liabilities	$0.00	$0.00
Long-term debt	$0.00	$0.00
Other long-term liabilities	$0.00	$0.00
Total Liabilities	**$0.00**	**$0.00**
Shareholder's Equity		
Investment capital	$35,000.00	$25,000.00
Retained earnings	$0.00	$0.00
Shareholder's Equity	**$35,000.00**	**$25,000.00**
Total Liabilities & Shareholder's Equity	**$35,000.00**	**$25,000.00**
Balance	*$22,609.00*	*$18,317.00*

flashpub Ownership by Stakeholder

For Nate Jacobs (nate@flashpub.io)

Generated by LTSE Equity on 2021-09-08 at 23:18:37

v2.5

Stakeholder	Common (CS) Common Stock	ESOP Outstanding Options	Convertible Securities	Total Outstanding Capital Stock	% of Capital Stock	Fully Diluted Shares	Fully Diluted Ownership
Mateusz Sas	1,440,000			**1,440,000**	**19.89%**	**1,440,000**	**17.48%**
Nate Jacobs	5,400,000			**5,400,000**	**74.59%**	**5,400,000**	**65.53%**
Nitin Bangera				**-**	**0.00%**	**-**	**0.00%**
Roka Works			$ 175,000	**-**	**0.00%**	**-**	**0.00%**
Ula Sas	400,000			**400,000**	**5.52%**	**400,000**	**4.85%**
"Angel Investor 1"			$ 40,000	**-**	**0.00%**	**-**	**0.00%**
Reserved and available for Issuance		1,000,000				**1,000,000**	**12.14%**
Total	**7,240,000**	**-**	**$ 215,000**	**7,240,000**	**100.00%**	**8,240,000**	**100.00%**

BYLAWS

OF FLASHPUB, INC

ARTICLE I

SHAREHOLDERS

Section 1.1 Annual Meeting. The annual meeting of the shareholders of the Corporation shall be held each year on a date between January l and June 30, with a specific date and time to be determined from time to time by the Board of Directors. The failure to hold an annual meeting at the time stated in these bylaws does not affect the validity of any corporate action. At each annual meeting of shareholders, the shareholders shall elect directors as set forth in Section 2.1 hereof and in the Corporation's Articles of Incorporation, and transact such other business as may properly be brought before the meeting as provided in Section 1.3 of these bylaws.

Section 1.2 Special Meetings. Special meetings of the shareholders may be held upon call of the Board of Directors or of the Chief Executive Officer and shall be called by the Board of Directors or the Chief Executive Officer upon the delivery of a written demand of the holders of record of ten percent of the outstanding stock entitled to vote on any issue proposed to be considered at the proposed special meeting to the Secretary of the Corporation (such demand being referred to as a "Demand").

Section 1.3 Nominations and Business at Annual and Special Meetings. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders at an annual or special meeting of shareholders may be made only:

(a) by or at the direction of the Board of Directors (or any duly authorized committee thereof);

(b) in the case of an annual meeting, by any shareholder entitled to vote at the meeting who complies with the notice procedures set forth in Section 1.10 or Article IA of these bylaws; or

(c) in the case of a special meeting:

(i) called pursuant to a Demand for a special meeting delivered in accordance with Section 1.2 of these bylaws, as specified in such Demand by the shareholder(s) making such Demand who shall have complied with the notice procedures set forth in Section 1.10 of these bylaws; or

(ii) called by the Corporation other than pursuant to a Demand, if directors are to be elected pursuant to the Corporation's notice of meeting delivered pursuant to Section 1.5 of these bylaws, then nominations of persons for election to the Board of Directors may be made by any shareholder entitled to vote at the meeting who complies with the notice procedures set forth in Section 1.10 of these bylaws. Any such shareholder may nominate such number of persons for election to the Board of Directors as is less than or equal to the number of position(s) as are specified in the Corporation's notice of meeting.

Clauses (b) and (c) of this Section 1.3 shall be the exclusive means for a shareholder to make nominations of persons for election to the Board of Directors or submit other business before a meeting of shareholders. Only such persons who are nominated in accordance with the procedures set forth in this Section 1.3 shall be eligible to be elected as directors at a meeting of shareholders and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.3. The notice procedures set forth in Section 1.10 of these bylaws shall be deemed satisfied by a shareholder who seeks to have the shareholder's proposal included in the Corporation's proxy statement and identified as a proposal in the Corporation's form of proxy pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Exchange Act") if such shareholder complies with the provisions of that Rule.

Section 1.4 Meeting Place. All meetings of the shareholders shall be held at a location determined from time to time by the Board of Directors, and the place at which any such meeting shall be held shall be stated in the notice of the meeting.

Section 1.5 Notice of Meetings. Written notice or electronic notice in accordance with Article IX of the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered personally, mailed or electronically transmitted pursuant to Article IX not less than ten days nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote, at the address appearing upon the stock transfer books of the Corporation or to the electronic address of each shareholder as communicated by such shareholder to the Corporation pursuant to Article IX. If the shareholders will be voting on (i) an amendment to the Articles of Incorporation, (ii) a plan of merger or share exchange, (iii) the sale of all or substantially all of the Corporation's assets, or

(iv) the dissolution of the Corporation, notice shall be delivered personally, mailed or electronically transmitted pursuant to Article IX not less than 20 nor more than 60 days before the date of the meeting.

Section 1.6 Quorum and Required Vote; Adjournment. Except as otherwise required by law:

(a) A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding shares of the Corporation entitled to vote at such meeting ("Voting Stock"). If a quorum is not present, the holders of a majority of the shares of Voting Stock so present or represented may adjourn the meeting from time to time until a quorum is present.

(b) If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one upon which by express provision of the Washington Business Corporation Act, as amended ("WBCA"), the Articles of Incorporation, these bylaws or a condition imposed by the Board of Directors, a different vote is required.

(c) Whether or not a quorum exists, the Chair of the meeting or the holders of a majority of the voting power of the shares of Voting Stock present may adjourn the meeting from time to time. No notice of the time and place of adjourned meetings need be given except as required by applicable law.

Section 1.7 Organization of Meetings. Meetings of the shareholders shall be presided over by the Chief Executive Officer, but if the Chief Executive Officer is not present, if

there is a President, then by the President. If neither the Chief Executive Officer nor the President is present, by an officer or Board member designated by the Board of Directors (the person presiding over the meeting is referred to in these bylaws as the "Chair" of the meeting). The Secretary of the Corporation shall act as Secretary of the meeting, if present.

Section 1.8 Proxies. At all meetings of shareholders, a shareholder may vote by proxy. A shareholder may appoint a proxy to vote for the shareholder by submission of (a) an appointment form signed by the shareholder or the shareholder's attorney-in-fact, or (b) an electronic transmission sent in accordance with the provisions for electronic notice under Article IX. An appointment of proxy is effective when an appointment form or an electronic transmission (or documentary evidence thereof, including verification information) is received by the person authorized to tabulate votes for the Corporation. The proxy has the same power to vote as that possessed by the shareholder, unless the appointment form or electronic transmission contains an express limitation on the power to vote or direction as to how to vote the shares on a particular matter, in which event the Corporation must tabulate the votes in a manner consistent with that limitation or direction. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the appointment form or electronic transmission. Any proxy regular on its face shall be presumed to be valid.

Section 1.9 List of Shareholders. At least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made. Such list shall be arranged in alphabetical order with the address of and number of shares held by each shareholder. Such record shall be kept on file at the principal office of the Corporation for a period of ten days prior to such meeting. The record shall be produced and kept open at the time and place of such meeting for the inspection of any

shareholder. Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

Section 1.10 <u>Notice of Shareholder Business to be Conducted at a Meeting of Shareholders</u>. In order for a shareholder to properly bring any nomination of a person for election to the Board of Directors or other item of business before a meeting of shareholders pursuant to this Section 1.10, such shareholder (the "Noticing Shareholder") must give timely notice thereof in proper written form to the Secretary of the Corporation, and, in the case of business other than nominations, such other business must otherwise be a proper matter for shareholder action. This Section 1.10 shall constitute an "advance notice provision" for purposes of Rule 14a-4(c)(1), promulgated under the Exchange Act.

(a) To be timely, a Noticing Shareholder's notice (which, in the case of a shareholder making a Demand for a special meeting, shall be the Noticing Shareholder's Demand) pursuant to this Section 1.10 shall be delivered to the Secretary at the principal executive offices of the Corporation:

(i) as to an annual meeting, not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement (as defined below) of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation;

(ii) as to a special meeting called pursuant to a Demand, not later than the close of business on the date of delivery of the first shareholder demand in compliance with 23B.07.020 of the WCBA; or

(iii) as to a special meeting called by the Corporation other than pursuant to a Demand, at which directors are to be elected pursuant to the Corporation's notice of meeting delivered pursuant to Section 1.5 of these bylaws, not later than the earlier of the 10th day following the mailing of definitive proxy materials with respect to the meeting or the day on which public announcement of the date of such meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation.

In no event shall any adjournment or postponement of an annual or special meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(b) To be in proper form, a Noticing Shareholder's notice to the Secretary (which, in the case of a shareholder making a Demand for a special meeting, shall be the Noticing Shareholder's Demand) must:

(i) set forth as to the Noticing Shareholder and, if the notice is delivered on behalf of a person who owns shares of the Corporation but who is not a shareholder of record and on whose behalf the nomination is made or the other business is proposed (any such person, an "Indirect Owner"), the following information:

(A) the name and address of such Noticing Shareholder, as they appear on the Corporation's books, and the name and address of each such Indirect Owner; and

(B) representations that, as of the date of delivery of such notice, such Noticing Shareholder is a holder of record of shares of Voting Stock of the Corporation and is entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose such nomination or business.

(ii) as to the Noticing Shareholder or, if the notice is given on behalf of one or more Indirect Owners on whose behalf the nomination is made or the other business is proposed, as to each such Indirect Owner, and if such Noticing Shareholder or Indirect Owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or person, a "control person", and each such Noticing Shareholder or Indirect Owner and any control person of such Noticing Shareholder or Indirect Owner, a "Covered Person"):

(A) the name and address of each Covered Person and a list of the class and number of shares of Voting Stock that are Beneficially Owned (as defined below) or owned of record by each Covered Person, together with documentary evidence of such record or beneficial ownership;

(B) a description of any agreement, arrangement or understanding (whether written or oral) between or among one or more Covered Persons or between or among one or more Covered Persons and any other person(s), which description shall identify such other persons, (1) with respect to the nomination or other business, (2) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy given to such Covered Person in response to a public proxy solicitation made generally by such Covered Person to all holders of shares of Voting Stock) or disposing of any Voting Stock, or (3) to cooperate in obtaining, changing or influencing the control of the Corporation (except independent financial, legal and other advisors acting in the ordinary course of their respective businesses);

(C) a list and full description (including all economic terms) of any agreement, arrangement or understanding that has been entered into as of the date of the Noticing Shareholder's notice by, or on behalf of, each Covered Person, the effect or intent of which is to: (1) mitigate loss, manage risk or benefit from changes in the share price of, or provide rights or obligations to acquire or dispose of, any class or series of the Corporation's stock, including without limitation any derivative or short positions, profit interests, options, hedging, borrowing or share lending agreements, regardless of whether or not settled in shares or otherwise (any such interest described in this clause (1) being a "Derivative Interest"), or (2) maintain, increase or decrease the voting power of any Covered Person with respect to any Voting Stock (any such interest described in this clause (2) being a "Voting Arrangements");

(D) details of all other material interests of each Covered Person in such nomination or proposal or Voting Stock of the Corporation (including any financing or loan arrangements and any rights or obligations relating to dividends, proceeds or performance related fees based on any increase or decrease in the value of such Voting Stock or Derivative Interests) (collectively, "Other Interests");

(E) a list of all transactions by each Covered Person involving any Voting Stock or any Derivative Interests, Voting Arrangements or Other Interests within 6 months prior to the date of the notice;

(F) a representation that within five business days after the record date for such meeting the Noticing Shareholder will provide the Corporation in writing all of the information required under this Section 1.10(b)(ii) as of the record date for the meeting; and

(G) a representation whether any Covered Person intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least a majority of the Voting Stock (or, if higher, to holders of the percentage of the Corporation's outstanding Voting Stock required to approve or adopt the proposal) and/or (b) otherwise to solicit or participate in the solicitation of proxies from shareholders of the Corporation in support of such nomination or proposal, and, if so, the name of each participant (as defined in Item 4 of Schedule 14A of the Exchange Act) in such solicitation.

A Noticing Shareholder's notice under this Section 1.10(b) shall be deemed to be not in compliance with this Section 1.10(b) and not effective if (x) such notice does not include all of the information and documents required under this Section 1.10(b), (y) after delivery of such notice, any information or document required to be included in such notice changes or is amended, modified or supplemented, as applicable, prior to the date of the relevant meeting and such information and/or document is not delivered to the Corporation by way of a further written notice as promptly as practicable following the event causing such change in information or amendment, modification or supplement, as applicable, and in any case where such event occurs within 45 days of the date of the relevant meeting, within five business days after such event, or (z) within five business days after the record date of the relevant meeting, a written statement of the Noticing Shareholder is not delivered to the Corporation representing that as of the record date either (1) all the information and documents required to be included in such notice have not changed or been amended, modified or supplemented, or (2) the Noticing Shareholder has provided written notice of all changes, amendments, modifications, or supplements to the information or documents required to be included in such notice; provided, however, that the Board of Directors shall have the authority to waive any such non-compliance if the Board of Directors determines that such action is appropriate in the exercise of its fiduciary duties;

(iii) if the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, such notice must also set forth:

(A) a brief description of the business desired to be brought before the meeting;

(B) the text of the proposal (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these bylaws, the text of the proposed amendment); and

(C) the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) of each Covered Person in such business;

(iv) if the notice relates to the nomination of a director or directors, such notice must also set forth, as to each person whom the Noticing Shareholder proposes to nominate for election or reelection to the Board of Directors (a "Shareholder Nominee"):

(A) all information relating to such Shareholder Nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to and in accordance with Regulation 14A of the Exchange Act and the rules and regulations promulgated thereunder; and

(B) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among, any Covered Person, on the one hand, and each proposed Shareholder Nominee, on the other hand, including, without limitation all information that would be required to be

disclosed pursuant to Rule 404 promulgated under Regulation S-K if any Covered Person, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(v) with respect to each Shareholder Nominee, the notice must also include a completed and signed questionnaire, representation and agreement required by Section 1.11 of these bylaws.

(vi) The Corporation may require any Shareholder Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee.

(c) Except as otherwise provided by law, the Articles of Incorporation or these bylaws, the Chair of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these bylaws and, if any proposed nomination or business is not in compliance with these bylaws, to declare that such defective proposal or nomination shall be disregarded.

(d) Notwithstanding the foregoing provisions of this Section 1.10 or anything in Article IA, unless otherwise required by applicable law, if the Noticing Shareholder (or a qualified representative of the Noticing Shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or proposed business previously put forward by or on behalf of such Noticing Shareholder or, immediately prior to the commencement of such

meeting, such Noticing Shareholder does not provide a written certification to the Corporation on and as of the date of the applicable meeting that such Noticing Shareholder and each Covered Person, if any, is then in compliance with this Section 1.10, then such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 1.10, to be considered a qualified representative of the Noticing Shareholder, a person must be a duly authorized officer, manager or partner of such Noticing Shareholder or must be authorized by a writing executed by such Noticing Shareholder or an electronic transmission delivered by such Noticing Shareholder to act for such Noticing Shareholder as proxy at the meeting of shareholders and to provide such certification on behalf of the Noticing Shareholder and each Covered Person required pursuant to this Section 1.10 and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders. Nothing in this Section 1.10 shall be deemed to affect any rights of (a) shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) holders of any series of

Preferred Stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation. Nothing in these bylaws shall be deemed to constitute a procedure for the recognition of a beneficial owner as a shareholder of the Corporation within the meaning of Section 23B.07.230 of the Washington Business Corporation Act.

(e) The Board of Directors may adopt by resolution such rules and regulations for the conduct of meetings of shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chair shall have the right and authority to convene and adjourn the meeting, to prescribe such rules,

regulations and procedures and to do all such acts as, in the judgment of the Chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chair, may include the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the Board of Directors or the Chair shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the Chair, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(f) A person shall be deemed to "Beneficially Own" Voting Stock if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (ii) the right to vote such shares, alone or in concert with others, (iii) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares, and/or (iv) such shares are the subject of, or the reference security for or that underlie any Derivative Interest of such person or any of such person's Affiliates or Associates (as defined under Regulation 12B under the Exchange Act or any successor provision thereto). When two or more persons act as a partnership, limited partnership, syndicate, or other group, or otherwise act in concert, in each case, for the purpose

of acquiring, holding, or disposing of securities of the Corporation or for the purpose of proposing one or more Shareholder Nominees, putting forward any other proposal for consideration or voting together on any matter presented at a shareholder meeting, such syndicate or group shall be deemed a "person" for the purpose of this definition. In addition, any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any contract, arrangement, or device with the purpose or effect of divesting such person from Beneficially Owning any Voting Stock or preventing the vesting of such Beneficial Ownership as part of a plan or scheme to evade the reporting requirements of this Section 1.10 shall be deemed for the purposes of this Section 1.10 to Beneficially Own such Voting Stock.

(g) For purposes of these bylaws, "public announcement" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(h) Notwithstanding the foregoing provisions of this Section 1.10, a Noticing Shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.10; provided, however, that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 1.3, Section 1.10 or Article IA of these bylaws.

Section 1.11 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation pursuant to a

nomination of a Noticing Shareholder, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.10 of these bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

(a) consents to serve as a director of the Corporation if elected and intends to serve as a director until the next annual meeting of shareholders or until a successor is elected by shareholders and has been qualified;

(b) is not and will not become a party to:

(i) any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed in writing to the Corporation, or

(ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law,

(c) is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with any person or entity other than the Corporation with

respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in writing to the Corporation, and

(d) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE IA

PROXY ACCESS FOR DIRECTOR NOMINATIONS

Section 1A.1 Eligibility. Subject to the terms and conditions of these bylaws, in connection with an annual meeting of shareholders at which directors are to be elected, the Corporation (a) shall include in its proxy statement and on its form of proxy the names of, and (b) shall include in its proxy statement the Additional Information (as defined below) relating to, a number of nominees specified pursuant to Section 1A.2(a) for election to the Board of Directors submitted pursuant to this Article IA (each, a "Proxy Access Nominee"), if:

(a) the Proxy Access Nominee satisfies the eligibility requirements in this Article IA,

(b) the Proxy Access Nominee is identified in a timely notice (the "Shareholder Notice") that satisfies this Article IA and is delivered by a shareholder that qualifies as, or is acting on behalf of, an Eligible Shareholder (as defined below),

(c) the Eligible Shareholder satisfies the requirements in this Article IA and expressly elects at the time of the delivery of the Shareholder Notice to have the Proxy Access Nominee included in the Corporation's proxy materials, and

(d) the additional requirements of these bylaws are met.

Section 1A.2 Definitions.

(a) The maximum number of Proxy Access Nominees appearing in the Corporation's proxy materials with respect to an annual meeting of shareholders (the

"Authorized Number") shall not exceed the greater of (i) two or (ii) twenty percent (20%) of the number of directors in office as of the last day on which a Shareholder Notice may be delivered pursuant to this Article IA with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%); provided that the Authorized Number shall be reduced by (i) any Proxy Access Nominee whose name was submitted for inclusion in the Corporation's proxy materials pursuant to this Article IA but whom the Board of Directors decides to nominate as a Board nominee, and (ii) any nominees who were previously elected to the Board as Proxy Access Nominees at any of the preceding two annual meetings and who are nominated for election at the annual meeting by the Board as a Board nominee. In the event that one or more vacancies for any reason occurs after the date of the Shareholder Notice but before the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Authorized Number shall be calculated based on the number of directors in office as so reduced.

(b) To qualify as an "Eligible Shareholder," a shareholder or a group as described in this Section 1A.2(b) must:

(i) Own and have Owned (as defined below), continuously for at least three years as of the date of the Shareholder Notice, a number of shares (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of shares of the Corporation entitled to vote generally in the election of directors) that represents at least three percent (3%) of the outstanding shares of the Corporation entitled to vote generally in the election of directors as of the date of the Shareholder Notice (the "Required Shares"), and

(ii) thereafter continue to Own the Required Shares through such annual meeting of shareholders.

For purposes of satisfying the ownership requirements of this Section 1A.2(b), a group of not more than twenty shareholders and/or Indirect Owners on whose behalf the Shareholder Notice is delivered may aggregate the number of shares of the Corporation entitled to vote generally in the election of directors that each group member has individually Owned continuously for at least three years as of the date of the Shareholder Notice if all other requirements and obligations for an Eligible Shareholder set forth in this Article IA are satisfied by and as to each shareholder and Indirect Owner comprising the group whose shares are aggregated. No shares may be attributed to more than one Eligible Shareholder, and no shareholder or Indirect Owner, alone or together with any of its Affiliates, may individually or as a member of a group qualify as or constitute more than one Eligible Shareholder under this Article IA. A group of any two or more funds shall be treated as only one shareholder or Indirect Owner for this purpose if they are (A) under common management and investment control or (B) under common management and funded primarily by a single employer, or (C) part of a family of funds, meaning a group of publicly offered investment companies (whether organized in the U.S. or outside the U.S.) that

hold themselves out to investors as related companies for purposes of investment and investor services.

(c) For purposes of this Article IA:

(i) A shareholder or Indirect Owner is deemed to "Own" only those outstanding shares of the Corporation entitled to vote generally in the election of directors as to which the person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, except that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such person in any transaction that has not been settled or closed, (2) borrowed by the person for any purposes or purchased by the person pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by the person, whether the instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation entitled to vote generally in the election of directors, if the instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person's full right to vote or direct the voting of the shares, and/or (y) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of the shares by the person. The terms "Owned," "Owning" and other variations of the word "Own," when used with respect to a shareholder or Indirect Owner, have correlative meanings. For purposes of clauses (1) through (3), the term "person" includes a person's Affiliates.

(ii) A shareholder or Indirect Owner "Owns" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. The person's Ownership of shares is deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the shareholder.

(iii) A shareholder or Indirect Owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned the shares if the person has the power to recall the loaned shares on not more than five business days' notice.

(d) For purposes of this Article IA, the "Additional Information" referred to in Section 1A.1 that the Corporation will include in its proxy statement is:

(i) the information set forth in the Schedule 14N provided with the Shareholder Notice concerning each Proxy Access Nominee and the Eligible Shareholder that is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

(ii) if the Eligible Shareholder so elects, a written statement of the Eligible Shareholder (or, in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Proxy Access Nominee(s), which must be provided at the same time as the Shareholder Notice for inclusion in the Corporation's proxy statement for the annual meeting (the "Statement").

Notwithstanding anything to the contrary contained in this Article IA, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Article IA shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Shareholder or Proxy Access Nominee.

Section 1A.3 Shareholder Notice and Other Informational Requirements. (a) The Shareholder Notice shall set forth all information, representations and agreements required under Section 1.10(b) above, including the information required with respect to (i) any nominee for election as a director (in which case, references in Section 1.10(b) to a "Shareholder Nominee" shall be deemed to be references to a "Proxy Access Nominee"), except that the questionnaire, representation and agreement required by Section 1A.3(c) of these bylaws shall be provided in lieu of the questionnaire, representation and agreement referred to in Section 1.10(b)(v) of these bylaws, (ii) any shareholder giving notice of an intent to nominate a candidate for election (in which case, references in Section 1.10(b) to the "Noticing Shareholder" shall be deemed to be references to the "Eligible Shareholder," including each shareholder or Indirect Owner constituting the Eligible Shareholder), and (iii) any Covered Person and any other person who is a participant in the solicitation under this Article IA. In addition, such Shareholder Notice shall include:

(i) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act,

(ii) a written statement of the Eligible Shareholder (and in the case of a group, the written statement of each shareholder or Indirect Owner whose shares are aggregated for purposes of constituting an Eligible Shareholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (A) setting forth and certifying to the number of shares of the Corporation entitled to vote generally in the election of directors that the Eligible Shareholder Owns and has Owned (as defined in Section 1A.2(c) of these bylaws) continuously for at least three years as of the date of the Shareholder Notice and (B) agreeing to continue to Own such shares through the annual meeting,

(iii) the written agreement of the Eligible Shareholder (and in the case of a group, the written agreement of each shareholder or Indirect Owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

(A) it shall provide (1) within five business days after the date of the Shareholder Notice, one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Shareholder Owns, and has Owned continuously in compliance with this Article IA, (2) within five business days after the record date for the annual meeting both the information required under Section 1.10(b) and written statements verifying the Eligible Shareholder's continuous Ownership of the Required Shares, in each case, as of

such date, and (3) immediate notice to the Corporation if the Eligible Shareholder ceases to own any of the Required Shares prior to the annual meeting,

(B) it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have this intent, (2) has not nominated and shall not nominate for election to the Board at the annual meeting any person other than the Proxy Access Nominee(s) being nominated pursuant to this Article IA, (3) has not engaged and shall not engage in, and has not been and shall not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting other than its Proxy Access Nominee(s) or any nominee(s) of the Board, and (4) shall not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and

(C) it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of the Eligible Shareholder's communications with the shareholders of the Corporation

or out of the information that the Eligible Shareholder provided to the

Corporation pursuant to this Article IA, (3) comply with all laws, rules, regulations and listing standards applicable to its nomination or any solicitation in connection with the annual meeting, (4) file with the SEC any solicitation or other communication by or on behalf of the Eligible Shareholder relating to the Corporation's annual meeting of shareholders, one or more of the Corporation's directors or director nominees or any Proxy Access Nominee, regardless of whether the filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for the materials under Exchange Act Regulation 14A, and (5) at the request of the Corporation, promptly, but in any event within five business days after such request (or by the day prior to the day of the annual meeting, if earlier), provide to the Corporation such additional information as reasonably requested by the Corporation, and

(iv) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination, and the written agreement, representation, and warranty of the Eligible Shareholder that it shall provide, within five business days after the date of the Shareholder Notice, documentation reasonably satisfactory to the Corporation demonstrating that the number of shareholders and/or Indirect Owners within such group does not exceed twenty, including whether a group of funds qualifies as one shareholder or Indirect Owner within the meaning of Section 1A.2(b).

All information provided pursuant to this Section 1A.3(a) shall be deemed part of the Shareholder Notice for purposes of this Article IA.

(b) To be timely under this Article IA, the Shareholder Notice must be delivered by a shareholder to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first released to shareholders in connection with the preceding year's annual meeting of shareholders; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the previous year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the Shareholder Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in Section 1.10(g) above) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of the Shareholder Notice as described above.

(c) Within the time period for delivery of the Shareholder Notice, a written representation and agreement of each Proxy Access Nominee shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, which shall be signed by each Proxy Access Nominee and shall represent and agree that such Proxy Access Nominee:

(i) consents to being named in the Corporation's proxy statement and form of proxy as a nominee and to serve as a director if elected, and intends to serve as a director until the next annual meeting of shareholders or until a successor is elected by shareholders and has been qualified,

(ii) is not and shall not become a party to any Voting Commitment (A) that has not been disclosed in writing to the Corporation, or (B) that could limit or interfere with the Proxy Access Nominee’s ability to comply, if elected as a director of the Corporation, with the Proxy Access Nominee’s fiduciary duties under applicable law,

(iii) is not and shall not become a party to any agreement, arrangement or understanding (whether written or oral) with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action (A) as a Proxy Access Nominee that has not been disclosed to the Corporation in such representation or (B) as a director of the Corporation, if elected, and

(iv) would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

At the request of the Corporation, the Proxy Access Nominee must promptly, but in any event within five business days after such request, submit a written and signed questionnaire with respect to the background and qualification of such person on the same form as is required of the Corporation's nominees and provide to the Corporation such other

information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board to determine if each Proxy Access Nominee satisfies the requirements of this Article IA.

(d) In the event that any information or communications provided by the Eligible Shareholder or any Proxy Access Nominees to the Corporation or its shareholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Shareholder or Proxy Access Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Proxy Access Nominee from its proxy materials as provided in this Article IA.

Section 1A.4 Proxy Access Procedures.

(a) Notwithstanding anything to the contrary contained in this Article IA, the Corporation may omit from its proxy materials any Proxy Access Nominee, and such nomination shall be disregarded and no vote on such Proxy Access Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(i) the Eligible Shareholder or Proxy Access Nominee breaches any of its agreements, representations or warranties set forth in the Shareholder Notice or otherwise submitted pursuant to this Article IA, any of the information in the Shareholder Notice or otherwise submitted pursuant to this Article IA was not, when provided, true, correct and

complete, or the Eligible Shareholder or applicable Proxy Access Nominee otherwise fails to comply with its obligations pursuant to these bylaws, including, but not limited to, its obligations under this Article IA,

(ii) the Proxy Access Nominee (A) is not independent under any applicable listing standards, any applicable rules of the SEC and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors, (B) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (C) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past ten years or (D) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

(iii) the Corporation has received a notice (whether or not subsequently withdrawn) that a shareholder intends to nominate any candidate for election to the Board pursuant to the advance notice requirements for Shareholder Nominees for director in Section 1.10, or

(iv) the election of the Proxy Access Nominee to the Board would cause the

Corporation to violate the Articles of Incorporation of the Corporation, these bylaws, or any applicable law, rule, regulation or listing standard.

(b) An Eligible Shareholder submitting more than one Proxy Access Nominee for inclusion in the Corporation's proxy materials pursuant to this Article IA shall rank such

Proxy Access Nominees based on the order that the Eligible Shareholder desires such Proxy Access Nominees to be selected for inclusion in the Corporation's proxy materials and include such assigned rank in its Shareholder Notice submitted to the Corporation. In the event that the number of Proxy Access Nominees submitted by Eligible Shareholders pursuant to this Article IA exceeds the Authorized Number, the Proxy Access Nominees to be included in the Corporation's proxy materials shall be determined in accordance with the following provisions: one Proxy Access Nominee who satisfies the eligibility requirements in this Article IA shall be selected from each Eligible Shareholder for inclusion in the Corporation's proxy materials until the Authorized Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Shareholder disclosed as Owned in its Shareholder Notice submitted to the Corporation and going in the order of the rank (highest to lowest) assigned to each Proxy Access Nominee by such Eligible Shareholder. If the Authorized Number is not reached after one Proxy Access Nominee who satisfies the eligibility requirements in this Article IA has been selected from each Eligible Shareholder, this selection process shall continue as many times as necessary, following the same order each time, until the Authorized Number is reached. Following such determination, if any Proxy Access Nominee who satisfies the eligibility requirements in this Article IA thereafter is nominated by the Board, thereafter is not included in the Corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Shareholder's or Proxy Access Nominee's failure to comply with this Article IA), no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for election as a director at the applicable annual meeting in substitution for such Proxy Access Nominee.

(c) Any Proxy Access Nominee who is included in the Corporation's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Shareholder Notice) or (ii) does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares present in person or represented by proxy and entitled to vote in the election of directors, shall be ineligible to be a Proxy Access Nominee pursuant to this Article IA for the next two annual meetings.

(d) Notwithstanding the foregoing provisions of this Article IA, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Board, if the shareholder delivering the Shareholder Notice (or a qualified representative of the shareholder, as defined in Section 1.10(d))) does not appear at the annual meeting of shareholders of the Corporation to present its Proxy Access Nominee or Proxy Access Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Proxy Access Nominee or Proxy Access Nominees may have been received by the Corporation. Without limiting the Board's power and authority to interpret any other provisions of these bylaws, the

Board (and any other person or body authorized by the Board) shall have the power and authority to interpret this Article IA and to make any and all determinations necessary or advisable to apply this Article IA to any persons, facts or circumstances, in each case acting in good faith. This Article IA shall be the exclusive method for shareholders to include nominees for director election in the Corporation's proxy materials.

ARTICLE II

DIRECTORS

Section 2.1 <u>Number, Election, and Powers</u>.

(a) All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of the Board of Directors, except as may be otherwise provided in the Articles of Incorporation. The Board of Directors shall consist of nine members. The number of directors may be changed by a resolution of the Board of Directors or by a vote of the shareholders at the annual shareholders' meeting.

(b) All directors shall be elected for terms lasting until the next annual meeting of shareholders following their election, and until their successors are elected and qualified, subject to their earlier death, resignation, removal from the Board of Directors or end of their respective term pursuant to subsection (d) of this Section 2.1.

(c) Directors need not be shareholders or residents of the state of Washington. In addition to the powers and authorities expressly conferred upon the Corporation by these bylaws and the Articles of Incorporation, the Board of Directors may exercise all such powers of the

Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these bylaws directed or required to be exercised or done by the shareholders.

(d) Except as provided in this Section 2.1(d), a nominee for director shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The following shall not be votes cast: (a) a share whose ballot is marked as abstain;

(b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. Notwithstanding the foregoing, the directors shall be elected by a plurality of the votes cast in a "contested election" at any meeting of shareholders. A nominee for director in an election, other than a contested election, who does not receive the requisite votes for election, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earliest of: (i) ninety (90) days from the date on which the voting results of the election are certified, (ii) the date on which an individual is selected by the Board of Directors to fill the office held by such director (which selection shall be deemed to constitute the filling of a vacancy by the Board of Directors), or (iii) the date the director resigns. A "contested election" is one in which (i) on the last day for delivery of a notice under Section 1.10(a), a Noticing Shareholder has complied with the requirements of Section 1.10 with respect to one or more nominees; and (ii) there is a bona fide election contest, as evidenced by an affirmative determination of the Board of Directors to that effect (the failure by the Board of Directors to make any determination to the contrary being deemed an affirmative determination). This bylaw is intended to implement RCW 23B.10.205. For purposes of clarity and to resolve any ambiguity under RCW 23B.10.205, it is assumed that for purposes of determining the number of director nominees, on the last day for delivery of a notice under Section 1.10(a), there is a candidate nominated by the Board of Directors for each of the director positions to be voted on at the meeting. Nothing in this bylaw is intended to limit the authority of the Board of Directors to determine that a bona fide election contest does not exist, in which event it shall disclose the applicable voting regime in the notice of meeting or, if such determination occurs

after such notice has been sent, send a new notice which shall include disclosure of the applicable voting regime.

Section 2.2 **Vacancies**. Any vacancy occurring in the Board of Directors, whether caused by resignation, death, increase in size, or non-election of a director pursuant to Section 2.1 of these bylaws or otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office until the next election of directors by the shareholders.

Section 2.3 **Quorum**. A majority of the members of the Board of Directors then holding office shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained.

Section 2.4 **Removal of Directors**. Except as otherwise provided by law or by the Articles of Incorporation, at a meeting of shareholders called expressly for that purpose at which a quorum exists, the entire Board of Directors or any member thereof may be removed with or without cause only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Section 2.5 <u>Regular Meetings</u>.

(a) Meetings of the Board of Directors shall be held from time to time at the principal place of business of the Corporation or at such other place or places, either within or without the state of Washington, as the Board of Directors may from time to time designate.

(b) Regular meetings of any committee designated by the Board of Directors may be held at the principal place of business of the Corporation or at such other place or places, either within or without the state of Washington as such committee may from time to time designate. The schedule for meetings of any committee shall be set by said committee.

Section 2.6 <u>Special Meetings</u>.

(a) Special meetings of the Board of Directors may be called at any time by the Chief Executive Officer, Secretary or by any one director, to be held at the principal place of business of the Corporation or at such other place or places as the Board of Directors or the person or persons calling such meeting may from time to time designate.

(b) Special meetings of any committee may be called at any time by such person or persons and with such notice as shall be specified for such committee by the Board of Directors, or in the absence of such specification, in the manner and with the notice required for special meetings of the Board of Directors.

Section 2.7 Notice of Special Meetings. Notice of each special meeting of the Board of Directors or any committee shall be given in a manner described in Article IX to each director at least two days before the meeting. The notice of any special meeting shall identify the business to be transacted at or the purpose of the special meeting as well as the time and place of the meeting. Notice may be waived in writing before or after the time of the meeting, and will be waived by any director by his or her attendance at such meeting unless at the beginning of the meeting such director objects to the meeting or the transaction of business at such meeting. Any director waiving his or her right to notice shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.8 Committees. The Board of Directors may, in its discretion, by resolution passed by a majority of the whole Board of Directors, appoint various committees consisting of two or more members, including an Executive Committee, which shall have and may exercise such powers as shall be conferred or authorized by the resolution appointing such committee. A majority of any such committee, composed of more than two members, may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. The Board of Directors shall have the power at any time to change the members of any such committee, to fill vacancies, and to discharge any such committee.

Section 2.9 Action by Directors Without a Meeting. Any action required or which might be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if a consent in writing or electronically transmitted in accordance with Article IX, setting forth the action so taken or to be taken, shall be signed or provided by all of the directors, or all of the members of the committee, as the case may be. Such consent shall be filed in the Corporation’s minute book, or with the records of the committee so acting.

Section 2.10 Meeting by Telephone. Members of the Board of Directors or any committee designated by the bylaws or appointed by the Board of Directors may participate in a meeting of such Board of Directors or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation by such means shall constitute presence in person at a meeting.

ARTICLE III

OFFICERS

Section 3.1 Positions. The officers of the Corporation may comprise a Chair, a Chief Executive Officer, one or more Presidents, one or more Vice Presidents (who may further be designated by category such as Senior Vice Presidents, Executive Vice Presidents or such other designations as the Board determines), a Secretary, and a Treasurer as appointed by the Board. The Corporation may have such additional officers or assistant officers as the Board, or as the Board may delegate such authority to the Chief Executive Officer, as each may deem necessary for the Corporation’s business and may appoint from time to time. The Board shall also have the authority, but shall not be required, to designate officers as the Chief Operating Officer, the Chief Financial Officer or similar such titles. Any two or more offices may be held by the same person. The Board of Directors may also authorize any duly appointed officer to appoint one or more officers or assistant officers.

Section 3.2 **<u>Term</u>**. The term of office of all officers shall be one year or until their respective successors are appointed or their death, resignation, retirement or removal as provided in Section 3.3.

Section 3.3 **<u>Resignation or Removal</u>**. Any officer appointed by the Board of Directors may be removed with or without cause by the Board of Directors or the duly appointed superior officer to which such officer reports, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving notice to the Board or the Corporation.

Any such resignation is effective when the notice is given, unless the notice specifies a later date, and shall be without prejudice to the contract rights, if any, of the officer.

Section 3.4 **<u>Vacancies</u>**. A vacancy in any office because of death, resignation, removal, disqualification or any other cause, may be filled by the Board of Directors or by a duly appointed superior officer.

Section 3.5 **<u>Delegation</u>**. In the case of the absence or inability to act of any officer of the Corporation and of any person herein authorized to act in such person's place, the Board of Directors may from time to time delegate the powers or duties of such officer to any other officer, employee or agent.

Section 3.6 **<u>Bonds</u>**. The Board of Directors may, by resolution, require any or all of the officers to give bonds to the Corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

Section 3.7 **Authority and Duties of the Chief Executive Officer**. The Chief Executive Officer shall be the principal executive officer of the Corporation and shall have general charge and supervision of the business of the Corporation, shall see that all orders, actions and resolutions of the Board are carried out, and shall have such other authority and shall perform such other duties as set forth in these bylaws or, to the extent consistent with the bylaws, such other authorities and duties as prescribed by the Board.

Section 3.8 **Secretary**. The Secretary shall: (a) keep the minutes of shareholders' and Board of Directors' meetings in one or more books provided for that purpose; (b) see that all

notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) have responsibility for maintaining the corporate records and the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, as appropriate, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) sign with the Chair, Chief Executive Officer or other officer of the Corporation authorized by the Board of Directors certificates for shares of the Corporation, the issuance of which have been authorized by resolution of the Board of Directors; (e) have general responsibility for the stock transfer books of the Corporation; and (f) in general perform all duties incident to the office of Secretary and such other duties as provided in these bylaws or as from time to time may be assigned to him or her by the Chief Executive Officer or by the Board of Directors.

Section 3.9 **Authority and Duties of Other Officers**. Each officer other than the Chief Executive Officer shall have the authority and shall perform the duties set forth in these bylaws, or, to the extent consistent with the bylaws, the duties prescribed by the Board, by the Chief Executive Officer, or by an officer authorized by the Board to prescribe the duties of such officer.

ARTICLE IV

CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 4.1 **Contracts**. The Board of Directors may authorize any officer, employee or agent to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation.

Section 4.2 **Checks, Drafts, Etc**. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be

signed by such officer, employee or agent of the Corporation and in such manner as is from time to time determined by resolution of the Board of Directors.

ARTICLE V

CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 5.1 **Issuance of Shares**. No shares of the Corporation shall be issued unless authorized by or under the direction of the Board of Directors. Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. No certificate shall be issued for any share until such share is fully paid.

Section 5.2 Certificates for Shares. Certificates representing shares of the Corporation shall be signed by the Chair of the Board, the Chief Executive Officer, or the President and by the Secretary and shall include on their face written notice of any restrictions which the Board of Directors may impose on the transferability of such shares. All certificates shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 5.3 Transfers.

(a) Transfers of shares shall be made only upon the share transfer books of the Corporation, kept at the registered office of the Corporation or at its principal place of business, or at the office of its transfer agent or registrar, and before a new certificate is issued the old certificate shall be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers of shares therein.

(b) Shares shall be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificate or an assignment separate from certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the holder of said certificate. No shares of stock shall be transferred on the books of the Corporation until the outstanding certificates therefor have been surrendered to the Corporation or appropriate instructions as prescribed by the Corporation for uncertificated shares have been received. The Board of Directors may, by resolution, adopt appropriate procedures to allow transfers of shares, the certificates for which have been lost, stolen, mutilated or destroyed.

Section 5.4 Restriction on Transfer. All certificates representing unregistered shares of the Corporation shall bear an appropriate restrictive legend on the face of the certificate or on the reverse of the certificate.

Section 5.5 Uncertificated Shares. The shares of the Corporation may be issued in uncertificated or book entry form in the manner prescribed by the Board of Directors. Without limiting the foregoing, shares of the Corporation may be issued in uncertificated or book entry

form in connection with new share issuances, the transfer of shares and the replacement of shares represented by lost, destroyed or mutilated certificates as provided in Section 5.3.

ARTICLE VI

SEAL

The seal of this Corporation shall consist of the name of the Corporation and the state and year of its incorporation.

ARTICLE VII

INDEMNIFICATION

Section 7.1 <u>Right to Indemnification</u>. Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, or administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or, being or having been such a director, officer, or an employee or agent, he or she is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Corporation, or of such other entity, shall be indemnified and held harmless by the Corporation to the full extent authorized by the WBCA or other applicable law, as the same exists or may hereafter be amended, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith and such

indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors, and administrators; provided, however, that except as provided in Section 7.2 of this Article with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 7.1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of (a) a written affirmation of the director's or officer's good faith belief that the person has met the standard of conduct described in RCW 23B.08.510 and (b) an undertaking, by or on behalf of such director or officer of the Corporation, or a director, officer, employee, or agent of the Corporation as to service as a director or officer with such other entities, to repay all amounts so advanced if it shall ultimately be determined that such director, officer, employee, or agent is not entitled to be indemnified under this Section 7.1 or otherwise.

Section 7.2 <u>Right of Claimant To Bring Suit</u>. If a claim under Section 7.1 of this Article is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The claimant shall be presumed to

be entitled to indemnification under this Article upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the Corporation) and thereafter the Corporation shall have the burden of proof to overcome the presumption that the claimant is not so entitled. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of, or reimbursement or advancement, of expenses to the claimant is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.

Section 7.3 Non-exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

Section 7.4 Insurance Contracts and Funding. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the WBCA. The Corporation may enter into contracts with any director, officer, employee, or agent of the Corporation in

furtherance of the provisions of this Article and may create a trust fund, grant a security interest, or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

Section 7.5 Indemnification of Employees and Agents of the Corporation. The Corporation may, by action of its Board of Directors from time to time, provide indemnification and pay expenses in advance of the final disposition of a proceeding to employees and agents of the Corporation with the same scope and effect as the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation or pursuant to rights granted pursuant to, or provided by, the WBCA or otherwise. The provisions of this Section 7.5 shall not limit the rights of employees and agents of the Corporation who serve as officers or directors of other entities at the request of the Corporation pursuant to Section 7.1.

Section 7.6 **Amendments**. No repeal, modification or amendment of, or adoption of any provision inconsistent with, this Article VII, nor, to the fullest extent permitted by applicable law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto, existing at, or with respect to any events that occurred prior to, the time of such repeal, amendment, adoption or modification.

ARTICLE VIII

BOOKS AND RECORDS

The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders and Board of Directors; and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a

record of its shareholders, giving the names and addresses of all shareholders and the number and class of the shares held by each. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

ARTICLE IX

NOTICE

Section 9.1 Definitions. Terms used in this Article IX shall be as defined in the WBCA. Oral notice may be communicated in person or by telephone, wire or wireless equipment that does not transmit a facsimile of the notice. Oral notice is effective when communicated if communicated in a comprehensible manner.

Section 9.2 Written Notice. Written notice may be transmitted by mail, private carrier, or personal delivery; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides the transmitter with an electronically generated receipt. Written notice is effective at the earliest of the following: (a) when received; (b) five (5) days after its deposit in the U.S. mail if mailed with first-class postage, to the address as it appears on the current records of the Corporation; or (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. Written notice to a shareholder is effective (a) when mailed, if mailed with first class postage prepaid; and (b) when dispatched, if prepaid, by air courier.

Section 9.3 Electronic Notice. Notices to directors and shareholders from the Corporation and from directors and shareholders to the Corporation may be provided in an electronic transmission which contains or is accompanied by information from which it can be reasonably verified that the transmission was authorized by the director, the shareholder or by

the shareholder's attorney-in-fact. Subject to contrary provisions in the WBCA, notice to shareholders or directors in an electronic transmission shall be effective only with respect to shareholders and directors that have consented, in the form of a record, to receive electronically transmitted notices and that have designated in the consent the address, location, or system to which these notices may be electronically transmitted and with respect to a notice that otherwise complies with any other requirements of the WBCA and any applicable federal law. A shareholder or director who has consented to receipt of electronically transmitted notices may revoke this consent by delivering a revocation to the Corporation in the form of a record. The consent of any shareholder or director is revoked if (a) the Corporation is unable to electronically transmit two consecutive notices given by the Corporation in accordance with the consent, and (b) this inability becomes known to the Secretary, the transfer agent, or any other person responsible for giving the notice. The inadvertent failure by the Corporation to treat this inability as a revocation does not invalidate any meeting or other action.

ARTICLE X

AMENDMENTS

These bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the Board of Directors or shareholders by action taken in the manner provided by the WBCA, the Articles of Incorporation and these bylaws.

Amended:

December 14, 1987; January l8, 1991; May 29, 1991; June 4, 1992; September 27, 1993; May 17, 1995; December 20, 1995; November 14, 2000; May 8, 2002; January 7, 2004; February 8, 2006; November 14, 2007; January 6, 2009; November 13, 2012; January 20, 2015; and September 13, 2016.

Exhibit B

Offering Page Found on Intermediary's Portal

PicMii Crowdfunding

My Account | My Campaigns | My Settings

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flashpub.io

Flashpub.io is a home for rapidly emerging research stories fueled by smarter, faster research articles. We empower scientists to advance their career and lead global research programs without paying thousands of dollars in fees or waiting years to publish. Inspired by an urgent need to remove barriers to publishing new results, our team reimagined the basic unit of scientific progress – the research article – for collaborative, networked, decentralized science.



What is flashpub.io?
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FREE to publish
FREE to read
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Progress: 0 %

Funding Raised

$0.00

Funding Goal

$10,000-$250,000

Days Remaining

18953 Days

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Company Website

SAVE DEAL

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

Flashpub is a home for rapidly emerging research stories fueled by smarter, faster research articles. We empower scientists to advance their career and lead global research programs without paying thousands of dollars in fees or waiting years to publish.

Inspired by an urgent need to remove barriers to publishing new results, our team reimagined the basic unit of scientific progress – the research article – for collaborative, networked, decentralized science.

A smarter, faster research article

What differentiates a flashpub.io scientific journal is the much smaller format of our articles. Rather than waiting for years to collect a set of complex results, we allow scientists to publish one result at a time.

This smaller format is a critical design feature that enables networked science to flourish. Instead of a single lab attempting to prove an impossibly large story with a limited set of data, a larger community of researchers can collectively discover the truth, together, one piece at a time.

Campaigns

Our journals allow scientists to advance their career with collaborative streams of research articles called campaigns. Campaigns use simple, elegant data visualizations as a focal point for emerging results on a specific research aim.

Led by a principal investigator and steering committee, our workflow balances the explosive potential of expert crowdsourcing with quality control and rigorous scientific oversight.

Campaigns flip the prevailing incentive structure in science by focusing on rapid, open, iterative progress across a community, instead of slow, private progress within individual labs. Our model rewards collaboration, leadership, community validation, scientific rigor, and ultimately more trustworthy results.



Title / Claim
Figure
Results
Links to Data, Code, & Protocols
COVID-19 Outbreak Forecast for San Diego County
Rapid
Publish instantly, peer reviewed in 7 days.
Single claim
Focused, iterative communications.
$0
Free to publish, free to read.

Security Type:

SAFE

Discount Rate

80%

Post Money Valuation:

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

January 30, 2022

Minimum Investment Amount:

$0

Target Offering Range:

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


flashpub
outbreak
Publish
Covid-19 City Forecasts

Problem

Publishing a single scientific article costs thousands of dollars and takes months to years.

Scientific publishers rely on exhorbitant paywalls and processing fees. They deploy technology to hinder and block access to findings produced by publicly funded research. They use litigation to intimidate academic communities.

A majority of researchers world wide have to illegally download articles to do their work – developing new cures, understanding the world around us, and advancing technology.

Some of the most important results never get published because of these many barriers.

What stories could these unpublished results tell? What innovations and cures are just sitting in the drawers of lab benches around the world? How quickly could science progress if technology was used to distribute and amplify knowledge, rather than block it?

Solution

Our solution is to remove the financial and narrative barriers to rapidly publishing new results as they emerge.

Removing financial barriers for publishing and reading articles ensures that the global research community can fully participate in science.

Removing narrative barriers (long articles) means that smaller results can be easily shared and collectively establish more robust, community driven findings.

Lastly, we provide a simple solution – Campaigns – for organizing streams of iterative results into meaningful research stories.

Business Model

We do not charge to publish or read scientific articles or for the use of basic APIs for accessing content, all of which are fundamental academic rights. Our business model centers on research campaigns, which make it easier for researchers to coordinate and build community for collaborative research efforts.


Research Campaigns
$ 99
Basic Campaign
Fixed layout
Simple, effective design
Standard promotion
$ 1 - 3k
Custom Campaign
Custom Design
Feature requests
Community support
$ 3k +
External Integration
Custom Dashboard
External integration
Custom APIs

Traction & Customers

Our first journal Outbreak (currently in beta testing) focuses on pandemic informatics research to understand the evolving dynamics of Covid-19 and how to better prepare for the next pandemic.

The company is pre-revenue while we pilot our services and improve functionality with early adopters.

Read more about our vision, team, and ongoing work here: https://medium.com/@flashpub_io


flashpub
outbreak
Publish
NSJ
outbreak covid-19-spread SARS-CoV-2-Vaccine outbreakmodel prediction-aggregation citymodeltemplate socialdistancescore
Top
View More
COVID-19 Forecast for Chemung County, NY, April 2020
We used an agent-based modeling approach to predict the scope of the COVID-19 outbreak
covid-19-spread
by Timothy Snyder et al on 4/16/2020
Agent-Based Model for Simulation of COVID-19 Spread
Overview: Here we present Terminus, a new Agent Based Model for modeling the spread of
outbreakmodel
by Timothy Snyder on 4/14/2020
IN REVIEW
Forecast for the number of vaccine candidates that will be in human trials as of 1 August 2020
Background: The Countermeasures Surveys is a six-month long research project intended to
SARS-CoV-2-Vaccine
by Dan Sluder et al on 7/7/2020
Campaigns
Covid-19 City Outbreak Models
Covid-19 Characteristics
Leaders
View More
DS 7 Dan Sluder @metaculus.com
TS 7 Timothy Snyder @gmail.com
LC 1 Lauren Chun @health.ucsd.edu
JP 1 Jordan Poles @gmail.com
JM 1 Jeffrey Morgan @cua.edu
Recent
IN REVIEW
Forecast for the first SARS-CoV-2 vaccine to be approved in the US or EU and to be administered to 100k people
Background: The Countermeasures Surveys is a six-month long research project intended to generate and aggregate predictions
SARS-CoV-2-Vaccine
by Dan Sluder et al on 7/7/2020

Investors

We have raised $240,000 from pre-seed round with angel investors and Roka Works.

Terms

This is an offering of a SAFE, under registration exemption 4(a)(6), in flashpub.io. This offering must raise at least $10,000 by January 30th, 2022 at 11:59 pm ET. If this offering doesn't reach its target, then your money will be refunded. Flashpub.io may raise up to $250,000, the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON PICMII CROWDFUNDING ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

Unless otherwise stated all securities-related activity is conducted by PicMii Crowdfunding, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). PicMii Crowdfunding, LLC is not a registered broker-dealer and all activity involving escrow/holding funds is performed by Prime Trust, an escrow agent registered with the U.S. Security and Exchange Commission.

Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to both accredited and non-accredited investors, are made through PicMii Crowdfunding, LLC. Although these offerings are open to the general public, all securities offered on PicMii Crowdfunding have not been recommended or approved by any federal or state securities commission or regulatory authority. PicMii Crowdfunding does not provide any investment advice and does not provide any legal or tax advice with respect to any securities. All securities listed on The Platform are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. PicMii Crowdfunding does not verify the adequacy, accuracy or completeness of any information provided by the issuer. Neither PicMii Crowdfunding, nor any of its officers, directors, agents and employees makes any warranty, expressed or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this website or the use of information on this website.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy which may be amended at any time without notice or liability.

Exhibit C

Subscription Agreement

Exhibit D

Video Transcript

DISCOUNT ONLY

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Flashpub, Inc

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by Subscriber (the "**Investor**") of the specified investment amount (the "**Purchase Amount**"), Flashpub, a California corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under

Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"S**tandard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

Flashpub, Inc

By:______________________________

Nathan S Jacobs
CEO

Address:______________________________

____3077B Clairemont Dr, St 184

San Diego, CA 92110____________________

Email: hello@flashpub.io____________________

INVESTOR:

By: ______________________________

Name:______________________________

Title:______________________________

Address:______________________________

____

Email:______________________________

Moments of scientific discovery can change the world.

But publishing a discovery is broken.

1-2 years to publish discovery.

Thousands of dollars in fees.

Up to 80% of discoveries never published.

There is a better way.

A smaller, faster article.

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Follow emerging research stories.

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